    As filed with the Securities and Exchange Commission on February 24, 2005
                          File Nos. 33-62470; 811-7704
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM N-18f-1

                NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                              SCHWAB CAPITAL TRUST
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                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by shareholders of record, subject to the limits set forth in Rule 18f-1 under the Investment Company Act of 1940, with respect to the following series of the Registrant: those series that commenced operations prior to August 15, 1996; Schwab International Index Fund(R), Schwab Small-Cap Index Fund(R), Schwab MarketTrackTM Growth Portfolio (formerly Schwab Asset Director High Growth Fund), Schwab MarketTrack Balanced Portfolio (formerly Schwab Asset Director Balanced Growth Fund), Schwab MarketTrack Conservative Portfolio (formerly Schwab Asset Director Conservative Growth Fund), Schwab S&P 500 Fund, and Schwab Core Equity FundTM (formerly Schwab Analytics(R) Fund), as of April 6, 1998; Schwab MarketTrack All Equity Portfolio (formerly Schwab Asset Director Aggressive Growth Fund), as of January 29, 1999; Schwab Institutional Select S&P 500 Fund (formerly Institutional Select S&P 500 Fund), Schwab Institutional Select Large-Cap Value Index Fund (formerly Institutional Select Large-Cap Value Index Fund), and Schwab Institutional Select Small-Cap Value Index Fund (formerly Institutional Select Small-Cap Value Index Fund), as of February 1, 1999; Schwab Total Stock Market Index Fund, as of June 1, 1999; Schwab Financial Services Fund (formerly Financial Services Focus Fund), Schwab Health Care Fund (formerly Health Care Focus Fund), Schwab Technology Fund (formerly Technology Focus Fund), Schwab Hedged Equity Fund as of August 30, 2002; Schwab Small-Cap Equity Fundtm , as of June 30, 2003, Schwab Dividend Equity Fundtm as of August 28, 2003; and Laudus U.S. MarketMasters Fundtm, Laudus Balanced MarketMasters Fundtm, Laudus Small-Cap MarketMasters Fundtm, Laudus International MarketMasters Fundtm, and Schwab Premier Equity Fundtm as of the date hereof. It is understood that this election is irrevocable to all such series of the Registrant (but is inapplicable to any other series of the Registrant, unless a future election is made for such other series of the Registrant prior to the date such other series commences operations) while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on the 24th day of February, 2005.

                                        SCHWAB CAPITAL TRUST

                                        By:  /s/ Alice Schulman
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                                             Alice Schulman
                                             Assistant Secretary

Attest:  /s/ Deanna Constable
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         Deanna Constable